Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008

(Expressed in U.S. dollars)

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP Royal Bank Plaza, South Tower 200 Bay Street, 33rd Floor, PO Box 32 Toronto ON M5J 2J8 Canada

Auditors’ Report

To the Shareholders of
Loncor Resources Inc.

We have audited the consolidated balance sheets of Loncor Resources Inc. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
April 26, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

LONCOR RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

As at	December 31, 2009	December 31, 2008 (Restated Note 4)

ASSETS
Current
Cash and cash equivalents	$1,536,166	$1,606,445
Prepaid expenses and other receivables	101,461	3,182
Due from related parties (note 9)	-	20,363
Inventory	-	2,614
	1,637,627	1,632,604

Capital assets (note 6)	27,651	662
Mineral properties (note 5)	4,954,402	3,957,943
Intangible assets (note 7)	1	57,775
	$6,619,681	$5,648,984

LIABILITIES
Current
Accounts payable and accrued liabilities	$92,351	$442,819
Due to related parties (note 9)	510,867	-
Notes payable (note 8)	2,403,508	-
	3,006,726	442,819

Notes payable (note 8)	-	2,259,042
Due to related parties (note 9)	-	663,795
Future tax liability (note 4)	422,694	422,694
	3,429,420	3,788,350

SHAREHOLDERS’ EQUITY

Share capital (note 10)	20,341,246	18,317,086
Contributed surplus (note 10)	591,558	275,200
Deficit	(17,742,543)	(16,731,652)
	3,190,261	1,860,634
	$6,619,681	$5,648,984

APPROVED BY THE BOARD

(signed) “Peter N. Cowley”	(signed) “Arnold T. Kondrat”
Peter N. Cowley, Director	Arnold T. Kondrat, Director

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

	2009	2008

Revenue
Royalties	$1,129	$166,003
Expenses
Professional fees	227,026	208,509
Travel	2,959	857
Office and sundry	12,946	16,388
Licensing fees	-	102,640
Shareholder relations and promotion	31,478	21,726
Interest and bank charges	145,460	13,099
Consulting fees (note 10(c))	99,446	-
Management fees (note 9)	189,731	226,296
Depreciation and amortization	6,680	25,435
Salaries	49,275	-
Stock based compensation (note 10(c))	197,654	-
Foreign exchange (gain)/loss	48,863	(43,262)
	1,011,518	571,688
Net Loss from Operations	(1,010,389)	(405,685)
Interest income	3,636	34,563
Loss on disposition of trademarks and inventory (note 7)	(4,138)	-
Net Loss and Comprehensive Loss for the year	(1,010,891)	(371,122)

Deficit, beginning of the year	(16,731,652)	(16,360,530)

Deficit, end of the year	$(17,742,543)	$(16,731,652)
Net loss per share (basic and diluted)
(note 10(e))	$(0.04)	$(0.01)

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

	2009	2008
Cash Provided by (Used for)
Operations
Net loss for the year	$(1,010,891)	$(371,122)
Depreciation and amortization	6,680	25,435
Loss on disposition of trademarks and inventory	4,138	-
Stock based compensation	197,654	-
Stock based compensation - consulting	77,955	-
Net change in working capital items other than cash:
Accrued interest on notes payable	144,466	12,642
Accounts receivable	-	163,711
Inventory	-	229
Prepaids and other receivables	(98,279)	2,139
Due from/to related parties	27,980	(20,363)
Accounts payable and accrued liabilities	(350,468)	175,579
	(1,000,765)	(11,750)
Financing activities
Due to related parties	(160,544)	(397,826)
Issue of common shares	2,024,160	414,000
	1,863,616	16,174
Investing activities
Purchase of capital assets	(29,781)	-
Exploration expenditures	(953,349)	(22,177)
Sale of trademarks and inventory	50,000	-
Acquisition, net of cash (note 4)	-	(105,563)
	(933,130)	(127,740)

Net decrease in cash during the year	(70,279)	(123,316)

Cash and cash equivalents, beginning of the year	1,606,445	1,729,761

Cash and cash equivalents, end of the year	$1,536,166	$1,606,445

Cash & cash equivalents
Bank accounts	$1,536,166	$506,445
GICs	$-	$1,100,000

Supplementary information
Interest paid	$17,674	$1,269
Non cash transaction
Stock based compensation included in mineral properties	$40,749	$-
Amortization included in mineral properties	$2,361	$-
Issuance of shares on acquisition (note 4)	$-	$510,000

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

1. NATURE OF BUSINESS AND GOING CONCERN

Loncor Resources Inc. (formerly Nevada Bob’s International Inc.) (the "Company") is a corporation governed by the Ontario Business Corporations Act. The Company changed its name from Nevada Bob’s International Inc. on November 28, 2008 upon completion of the acquisition by the Company of Loncor Resources Inc. (referred to herein as “Old Loncor”). The principal business of the Company is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production, or, alternatively, upon the Company's ability to recover its spent costs through a disposition of its interests, all of which are uncertain. Prior to the acquisition of Old Loncor, the Company was involved in the business of licensing the right to use (a) the Nevada Bob’s trademarks in connection with operating retail golf stores internationally, excluding the United Kingdom, Europe, Canada and the United States, and (b) certain other golf-related, non-Nevada Bob’s trademarks internationally, including the United Kingdom, Europe, Canada and the United States.

2. BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl (“Loncor Congo”), and its wholly-owned U.S. subsidiary, Nevada Bob’s Franchising Inc.  Nevada Bob’s Franchising Inc. was incorporated under the laws of the State of Delaware, USA on July 31, 2002 and subsequently merged with Nevada Bob’s Franchising LLC, a limited liability company also wholly-owned by the Company.  Nevada Bob’s Franchising LLC, formerly Nbobs.com USA LLC, was incorporated on July 6, 2000 and changed its name on August 13, 2000.

3. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the valuation of stock-based compensation as well as the valuation and potential impairment of the mineral properties, trademarks, rights and licenses and useful lives of capital assets also used to compute depreciation and amortization.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents are cash and term deposits with maturities of less than 90 days from the date of purchase.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

Inventory

Inventory is recorded at the lower of cost, determined on a first in first out basis, and net realizable value.

Mineral properties and deferred exploration expenditures

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established, the properties are sold or abandoned, or the value of the particular property is impaired. The excess of these costs over estimated recoveries is charged to operations. The ultimate recovery of these costs depends on the discovery and development of economic reserves or the sale of the mineral rights. The amounts shown for non-producing resource properties do not necessarily reflect present or future values. In addition, the Company’s exploration opportunities in the Congo may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

Capital assets

Capital assets of the Company are recorded at cost less accumulated amortization. Amortization is recorded as follows:

Field camps	- straight line over 4 years
Field equipment	- straight line over 4 years
Office furniture and fixtures	- straight line over 5 years
Office equipment	- straight line over 4 years
Leasehold improvements	- straight line over the life of the lease

Foreign currency translation

These consolidated financial statements are presented in the functional currency of the Company, the United States dollars (“U.S. dollars”). The Company’s Canadian operations are integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate.  Exchange gains and losses are included in the consolidated statements of operations and deficit.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

Stock-based compensation

The Company has a stock option plan, which is described in Note 10(c).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as compensation expense in the consolidated financial statements.  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Compensation expense on stock options granted is recognized and amortized over the vesting period, with the offset being credited to contributed surplus, which will transfer to share capital if the related options are exercised. Any consideration paid for shares purchased under the stock option plan is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the substantially enacted income tax rates for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets to amounts expected to be realized.

Revenue recognition

The Company recognizes royalty revenue from licensees based on their reported monthly gross sales.  Fees received on the transfer of licenses are recognized as revenue when received.  Revenue from the sale of new licenses is recorded when the Company has met all of the conditions in the license agreement.  Interest income is recognized on an accrued basis.

Intangible assets

Trademarks, rights and licenses are recorded at cost and are being amortized on a straight-line basis over ten years.

Asset impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the years ended December 31, 2009 and 2008.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

Financial instruments

Held-for-trading financial instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net loss for the year.

Loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in net income for the period. Prepaid expenses, due from related parties and other receivables are classified as loans and receivables while accounts payable, accrued liabilities, notes payable, income taxes payable and due to related parties are classified as other financial liabilities.

The balance sheet carrying amounts for cash and cash equivalents, prepaid expenses and other receivables, accounts payable, income tax payable, accrued liabilities, notes payable and due to/from related parties approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Variable interest entities

Variable interest entities (VIE) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company does not currently have any VIE.

Future accounting standards changes

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for.  Additionally, as part of the application of 1582, companies will be required to adopt CICA handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These sections will require that a non-controlling interest be presented as part of shareholders’ equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the CICA confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

Future accounting standards changes (continued)

The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

Accounting changes

Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply to annual financial statements for fiscal years ending after September 30, 2009. Earlier adoption is permitted.  See Note 13 for disclosure.

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064, “Goodwill and intangible assets”, replacing Section 3062 “Goodwill and intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company adopted this standard commencing in the 2009 fiscal year.  The adoption did not have a significant impact on the Company’s consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard was effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of the Company’s financial assets or liabilities.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been considered in the preparation of these consolidated financial statements and did not have any additional impact on the valuation of the Company’s exploration assets.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

4. ACQUISITION AND RESTATEMENT

On June 6, 2008, the Company announced that it had entered into a letter of intent to acquire all of the outstanding shares of Old Loncor.  The letter of intent established the terms and conditions upon which the parties thereto entered into a definitive agreement to complete the transaction.  The transaction was subject to TSX Venture Exchange (the “Exchange”) approval and acceptance of the Company’s shareholders in accordance with the Exchange’s rules.  The sole shareholder and director of Old Loncor was Arnold T. Kondrat, who was Chairman of the Board of the Company and a director of the Company.  On August 18, 2008, the Company announced that it had entered into a definitive share purchase agreement with respect to the acquisition of Old Loncor.  The acquisition was completed on November 28, 2008.  The Company issued 3,000,000 of its common shares valued at $0.17 per common share representing a deemed aggregate purchase price of $510,000, in exchange for the acquisition of all of the outstanding shares of Old Loncor.  The transaction constituted a change of business for the Company under the policies of the Exchange, resulting in the Company becoming a mineral resource exploration issuer.  Immediately following the completion of the transaction, the Company amalgamated with Old Loncor under the Ontario Business Corporations Act and, pursuant to the amalgamation, changed its name from Nevada Bob's International Inc. to Loncor Resources Inc.

The total consideration and transaction costs have been allocated to the fair value of assets and liabilities acquired as follows:

Total consideration and transaction costs:

Issuance of 3,000,000 common shares	$510,000
Transaction costs	107,957
Purchase Price	$617,957

Fair value of assets and liabilities:

Cash	$2,394
Prepaid and other deposits	1,682
Capital assets	552
Mineral properties – restated (1)	3,935,658
Accounts payable – restated (1)	(197,394)
Notes payable	(2,246,400)
Future tax liability – restated (1)	(422,694)
Due to related parties	(455,841)
Fair value of net assets acquired	$617,957

(1)  Restatement – The 2008 accounts payable on acquisition was corrected for an error of $107,957 which decreased mineral properties by $154,224, and accounts payable acquired on acquisition by $107,957.  As a result of this correction, the future tax liability decreased by $46,267.  This restatement had no impact on the net loss or on loss per share.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

5. MINERAL PROPERTIES

The Company is engaged in the exploration of gold and platinum properties.  The Company’s main exploration focus is in the North Kivu, Orientale and Bas Congo provinces of the DRC where the Company holds or controls rights under 70 exploration permits (“PR”), directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option arrangements with the holders of the PRs.

As at December 31, 2009, the Company incurred deferred exploration expenditures and mineral property costs of $4,954,402 as follows:

Mineral properties

	Year ended December 31, 2009	Year ended December 31, 2008	Cumulative from November 28, 2008 to December 31, 2009

Exploration cost:
Field camps – houses	$73,929	$-	$73,929
Geochemistry	22,846	-	22,846
Geology	39,119	10,500	49,619
Consulting fees	151,700	5,000	156,700
Professional fees	45,200	-	45,200
Shareholder relations and promotion	22,839	-	22,839
Travel	253,244	690	253,934
Office and sundry	57,350	-	57,350
Salaries	251,939	5,000	256,939
Amortization of plant and equipment	2,361	108	2,469
Stock based compensation (note 10(c))	40,749	-	40,749
Interest and bank charges	16,680	987	17,667
Guest houses	15,624	-	15,624
Security	2,879	-	2,879
Mineral properties (Note 4) restated	-	3,935,658	3,935,658

Net expenditure	$996,459	$3,957,943	$4,954,402

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

6. CAPITAL ASSETS

As at December 31, 2009

	Cost	Accumulated Depreciation	Net Book Value
Field camps	$19,100	$1,194	$17,906
Field equipment	2,878	180	2,698
Office furniture and fixtures	92,268	91,224	1,044
Office equipment	7,255	1,252	6,003
	$121,501	$93,850	$27,651

As at December 31, 2008
	Cost	Accumulated Depreciation	Net Book Value
Office furniture and fixtures	$91,168	$91,168	$-
Office equipment	45,399	44,737	662
Leasehold improvements	88,234	88,234	-
	$224,801	$224,139	$662

During the year ended December 31, 2009, the Company removed from its accounting records assets with a total cost of $133,081 that were fully depreciated and no longer in use.  The classes of assets affected included office equipment and leasehold improvements.

7.  INTANGIBLE ASSETS

In April 2009, the Company received $50,000 for the sale of the majority of its remaining trademarks, licenses and rights.  Based on management’s assessment, the Company’s remaining trademarks have been valued at $1 as their fair market value is nominal.

As at December 31, 2009

	Cost	Accumulated Amortization	Net Book Value
Trademarks, licenses and rights	$1	$-	$1

As at December 31, 2008
	Cost	Accumulated Amortization	Net Book Value
Trademarks, licenses and rights	$250,000	$192,225	$57,775

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

8.    NOTES PAYABLE

As of December 31, 2009, the Company has $2,403,508 of outstanding promissory notes as follows:
	Value at December 31, 2008	Accrued interest	Carrying value of note
Promissory note 1 (1)	$1,250,192	$83,467	$1,333,659
Promissory note 2 (2)	790,702	44,999	835,701
Promissory note 3 (3)	218,148	16,000	234,148
Total	$2,259,042	$144,466	$2,403,508

(1)	This note bears interest at a rate of 8% per annum and is due on demand after December 31, 2009.
(2)	This note bears interest at a rate of 6% per annum and is due on demand after December 31, 2009.
(3)	This note bears interest at a rate of 8% per annum and is due on demand after December 31, 2009.

Subsequent to December 31, 2009, the notes were repaid (see Note 16).

9.    RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these consolidated financial statements, the following related party information is provided:

For the year ended December 31, 2009, the Company accrued management fees to two directors and officers of the Company in the amount of $189,731 (December 31, 2008 - $226,296). As at December 31, 2009, the balance outstanding of unpaid management fees payable by the Company to such directors and officers was $478,140 (December 31, 2008 - $663,795).  The balance previously was due on demand; however, on October 17, 2008, the terms were renegotiated to be repayable on demand after December 31, 2009.

In addition, an amount of $32,727 was due to related companies (December 31, 2008 - $20,363 due from related companies) with common directors.

Included in accounts payable is $7,079 (December 31, 2008 - $nil) which is due to a director of the Company.

All amounts due to and due from related parties are unsecured, non-interest bearing and are repayable on demand after December 31, 2009. All amounts due from related parties are unsecured, non-interest bearing and are repayable on demand.  All related party transactions occurred in the normal course of business and are measured at the exchange value, which is the amount of compensation established and agreed to by the related parties.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

10. CAPITAL STOCK

 Share Capital

(a)	The authorized share capital of the Company consists of an unlimited number of preference shares, issuable in series, and an unlimited number of common shares.

(b)	An analysis of the share capital accounts is as follows:

	Number of common shares	Amount
December 31, 2007	20,153,247	$17,301,086
Common shares issued	7,600,000	1,016,000
December 31, 2008	27,753,247	$18,317,086
Common shares issued	3,000,000	2,024,160
December 31, 2009	30,753,247	$20,341,246

In September 2009, the Company closed a non-brokered private placement of 3,000,000 common shares at a price of Cdn$0.75 per share for proceeds to the Company of Cdn$2,250,000 ($2,061,000) reduced by share issue costs of $36,840.

On November 28, 2008, the Company issued 3,000,000 common shares at a price of $0.17 per share as the consideration for the acquisition of all of the outstanding shares of Old Loncor (see Note 4 for additional information on this transaction).

In January 2006, the Company completed a non-brokered private placement of 4,600,000 units of the Company (the “Units”) at a price of $0.055 per Unit for proceeds to the Company of $253,000. Each Unit consisted of one common share of the Company and one warrant of the Company, each such warrant entitling the holder to purchase one common share of the Company at a price of $0.09 for a period of two years. The purchasers of the Units were Arnold T. Kondrat (Chairman of the Board of the Company and a director of the Company) and Kevin R. Baker (President, Chief Executive Officer and a director of the Company). Mr. Kondrat and Mr. Baker each purchased 2,300,000 Units. The said warrants were exercised in January 2008 for gross proceeds to the Company of $414,000, which was used for working capital.

(c)      Stock option plan

The Company has a stock option plan under which options may be granted to any director, officer, employee, or consultant to the Company or to a subsidiary of the Company, enabling them to acquire common shares at or above the prevailing market price at the time of the grant under the plan.  25% of the options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date, which was amended from previous vesting terms of one, two, three and four year anniversaries of the grant date.  Under this plan, the Company is authorized to issue a total of 6,000,000 common shares, which was amended from a previous total of 2,600,000 common shares.  The amendment is still subject to shareholder approval and TSX Venture Exchange approval.  Each option that is granted is exercisable during a period of not more than five years from the date of the grant of the option.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

10. CAPITAL STOCK (continued)

   (c)      Stock option plan (continued)

As at December 31, 2009, the Company had 2,635,000 (2008 – nil) stock options outstanding to acquire common shares at a weighted-average fair value of Cdn$0.98 per share, expiring at dates between September 2014 and October 2014.  The weighted average of the remaining contractual life of outstanding stock options is 4.77 years.

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2009:

			Options outstanding and exercisable
Date of Grant	Number Outstanding at December 31, 2008	Options Granted During the period	Options Expired	Number Outstanding at December 31, 2009	Options Exercisable at December 31, 2009	Exercise Price (Cdn $)	Expiry Date

09/30/09	-	1,885,000	-	1,885,000	-	$1.20	9/30/14
26/10/09	-	750,000	-	750,000	-	$1.00	10/26/14
		2,635,000		2,635,000	-

During 2009, the Company recognized in the statement of operations as an expense $197,654 (2008 - $nil) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s Stock Option Plan.  In addition, an amount of $40,749 (2008 – $nil) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized as mineral properties.  During the year ended December 31, 2009, $77,955 (2008 – $Nil) was recorded as a consulting expense with respect to stock options granted to a consultant.  These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)	risk-free interest rate: 1.89% to 1.90%, which is based on the Bank of Canada Zero Coupon Bond Rate

(ii)	expected volatility: 157.43% to 157.75%, which is based on the Company’s and other junior mining companies’ historical stock prices

(iii)	expected life: 3 years

(iv)	expected dividends: $Nil

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

10. CAPITAL STOCK (continued)

   (c)           Stock option plan (continued)

A summary of the status of the Company’s non-vested options as at December 31, 2009 and changes during the year is presented below:
Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2008	-	$-
Granted	2,635,000	0.98

Non-vested at December 31, 2009	2,635,000	$0.98

 (d)          Warrants

At December 31, 2009, the Company had outstanding nil (December 31, 2008 – nil) common share purchase warrants. In January 2008, all of the Company’s outstanding warrants at December 31, 2007, with a value of $92,000, were exercised for gross proceeds to the Company of $414,000 (see Note 10(b)).

(e)          Loss per share

Basic loss per share is calculated based on the weighted average number of common shares outstanding of 28,558,726 for the year ended December 31, 2009 (December 31, 2008 – 24,711,990).  2,635,000 stock options were excluded from the net loss per share calculation because their exercise price exceeded the average market price of the Company’s common shares during the year.  Diluted loss per share has not been presented since the exercise of stock options and warrants described in Notes 10(c) and 10(d) would be anti-dilutive.

(f)          Contributed surplus

As at December 31, 2009
Opening balance	Stock options	Ending balance
$275,200	$316,358	$591,558

As at December 31, 2008
Opening balance	Stock options	Ending balance
$275,200	$-	$275,200

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

11.  SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2009	December 31, 2008 (restated)

Congo – mineral properties	$4,954,402	$3,957,943
Congo – capital assets	24,458	444
Canada – capital assets	3,193	218
Canada – intangible assets	1	57,775
	$4,982,054	$4,016,380

12. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying combined Canadian federal and provincial income tax rates for the loss before the tax provision due to the following:

	2009	2008

Statutory tax rate	33%	33.5%

Income tax expense (recovery) computed at combined rates	$(333,594)	$(124,326)
Difference between Canadian rates and rates applicable to subsidiary in the United States	(48)	(129)
Expired losses	171,954	1,053,708
Foreign exchange differences	(77,954)	89,710
Change in tax rate	61,722	2,056
Permanent difference relating to non-deductible expenses	60,728	49,744
Change in future tax rates	55,447	-
Change in valuation allowance	61,745	(1,070,763)
	$-	$—

As at December 31, 2009, the Company has accumulated capital loss carryforwards, which may be used to reduce future taxable capital gains. Capital loss carryforwards amount to approximately $4,997,000 (2008 - $5,298,000). The capital losses can be carried forward indefinitely.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

12. INCOME TAXES (continued)

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2009 and 2008 are summarized as follows:
	2009	2008

Property, plant and equipment	$27,488	$49,956
Non-capital losses carried forward	894,316	859,299
US capital losses	782,918	704,763
Other	2,349	31,308
	1,707,071	1,645,326
Valuation allowance	(1,707,071)	(1,645,326)
Net future tax asset	$-	$-

	2009	2008 (restated)

Mineral properties	$422,694	$422,694
Net future tax liability	$422,694	$422,694

As at December 31, 2009, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses available in Canada is provided below.  These tax losses will expire as follows:

2011	$170
2013	32,000
2014	41,000
2024	64,000
2025	205,000
2026	324,000
2027	163,000
2028	247,000
2029	960,000

$2,036,170

As at December 31, 2009, the Company has estimated non-capital losses for U.S. income tax purposes that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses available in the U.S. is provided below.  These tax losses will expire as follows:

2022	$102,000
2023	277,000
2024	236,000
2025	165,000
2026	158,000
2027	149,000
2028	8,500
2029	2,400

$1,097,900

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

13.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and deficit. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2009. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2009.

Canadian dollars
Cash	$1,250,383
Accounts payable	(66,471)
Due to related parties	(502,512)
Total foreign currency net working capital	$681,400
US$ exchange rate	0.9515
Total foreign currency net working capital in US$	$648,352
Impact of a 10% strengthening of the US$ on net loss	$64,835

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist of cash and cash equivalents. All cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in cash equivalents. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral property risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

13.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair value of financial instruments

The balance sheet carrying amounts for cash and cash equivalents, prepaid expenses and other receivables and accounts payable and accrued liabilities approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The fair value hierarchy established by CICA Section 3862 “Financial Instruments – Disclosures” establishes three levels to classify the inputs to valuation techniques used to measure fair value.

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s assets are measured as follows:

Cash and cash equivalents – The carrying value of cash approximates fair value as maturities are less than three months.

	Fair Value Measurements at Reporting Date Using:

December 31, 2009

Assets:	Level 1	Level 2	Level 3
Cash	$1,536,166		-

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)

For the years ended December 31, 2009 and 2008

14.           CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the Company’s business development and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its share capital and cash as capital and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, raise new debt, and acquire or dispose of assets.

In order to maximize development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in high grade investment securities with varying terms to maturity, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2009.

15.           COMPARATIVE INFORMATION

The prior year figures have been reclassified to conform with the current year presentation.

16.           SUBSEQUENT EVENTS

In February 2010, the Company completed a brokered private placement involving the issuance by the Company of 8,166,500 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$10,208,125 (the "Brokered Placement"). Each such unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each full warrant is exercisable into one additional common share of the Company at a price of Cdn$1.45 for a period of 24 months. GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with the Brokered Placement.

The Company also completed in February 2010, a non-brokered private placement involving the issuance by the Company to Newmont Mining Corporation of Canada Limited of 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000 (the "Non-Brokered Placement"). The units issued under the Non-Brokered Placement have the same terms as the units issued under the Brokered Placement.

In addition, 489,990 compensation options (which were granted to the agents as part of their consideration for their services under the Brokered Placement and which are equal to 6% of the number of units sold under the Brokered Placement).  Each such compensation option entitles the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 until February 18, 2012.  The Agents' Units have the same terms as the units issued under the Brokered Placement except that the warrants comprising part of the Agents' Units are non-transferable.

In March 2010, the Company granted 955,000 stock options pursuant to the Stock Option Plan which entitles the holder to purchase 1 common share at CDN$1.25 per share for a period of five year.  This is subject to regulatory approval.

Subsequent to the February 2010 financings, the Company repaid all of the notes payable outstanding at December 31, 2009 in the amount of $2,403,508.